Filed Pursuant to Rule 424(b)(7)
Registration No. 333-298246

Prospectus Supplement

(To Prospectus dated August 19, 2026)

Gorilla Technology Group Inc.

$125,000,000

7.50% Senior Unsecured Convertible Notes, Series B due 2031

On August 12, 2026, Gorilla Technology Group Inc (the “Company”) filed a registration statement on Form F-3 (No. 333-298246) (the “Registration Statement”), including a prospectus (the “prospectus”) solely to register the resale of its Notes (as defined below) by certain securityholders (the “Selling Securityholders”) that participated in its previously announced private placement on July 15, 2026 (the “Previously Announced Transaction”). The Registration Statement was amended on August 19, 2026, and went effective on August 21, 2026.

This prospectus supplement is being filed solely to update and supplement the information in the Registration Statement, including details regarding the holdings of Selling Securityholders and does not register any new securities. All terms used and not defined herein shall have the same meaning as in the prospectus.

As part of the Previously Announced Transaction, the Company issued $125,000,000 aggregate principal amount of 7.50% Senior Unsecured Convertible Notes, Series B due 2031 (the “Notes”), along with up to 22,135,417 ordinary shares underlying such Notes.

The Registration Statement, of which the prospectus and this prospectus supplement are a part, does not register the issuance and sale by the Company of any newly issued securities and the Company will not receive the proceeds of the sale of the Notes, if any, by the holders.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or used except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

All of the securities offered by the Selling Securityholders pursuant to this prospectus supplement will be sold by the Selling Securityholders for their respective accounts. We will not receive any proceeds from the sale of any securities by the Selling Securityholders.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “GRRR” and “GRRRW,” respectively. On October 13, 2026 the closing prices for our ordinary shares and warrants on Nasdaq were $9.46 per ordinary share and $0.09 per warrant.

SELLING SECURITYHOLDERS

This prospectus supplement relates to the possible resale by the Selling Securityholders of $125,000,000 aggregate principal amount of 7.50% Senior Unsecured Convertible Notes, Series B due 2031 (the “Notes”) which were issued prior to the date of the initial filing of the registration statement of which this prospectus supplement forms a part, along with up to 22,135,417 ordinary shares underlying such Notes. The Notes were initially sold pursuant to the Securities Purchase Agreement dated July 15, 2026 by and among the Company and the purchasers named therein, pursuant to which the Notes were issued under the terms set forth in the Indenture. Each Selling Securityholder acquired their Notes as either (a) a purchase under the Securities Purchase Agreement or (b) in a secondary transaction pursuant to which such Selling Securityholder acquired Notes and the registration rights afforded to the Purchasers in connection with such Notes were assigned to such Selling Securityholder.

The table below sets forth information about the beneficial ownership of the Notes and ordinary shares by each holder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of Notes or the underlying ordinary shares. In computing the number of ordinary shares beneficially owned by each selling Securityholder before the offering set forth in the table below, ordinary shares beneficially owned by a Selling Securityholder underlying securities that are convertible for ordinary shares within 60 days of the date hereof are deemed outstanding.

We have prepared this table using information furnished to us by or on behalf of the Selling Securityholders. Except as otherwise indicated below, to our knowledge, no Selling Securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Our registration of the Notes (including the underlying ordinary shares) does not mean that the Selling Securityholders identified below will sell all or any of these securities. In addition, the Selling Securityholders may have sold, transferred or disposed of all or a portion of their Notes since the date on which they provided the information regarding their holdings, including in transactions exempt from the registration requirements of the Securities Act. The identity and holdings of the Selling Securityholders may change from time to time.

	Principal Amount of Notes Beneficially Owned Before this Offering that May Be Sold	Number of Ordinary Shares Beneficially Owned Before this Offering			Ordinary Shares Issuable upon Conversion of Notes that May be Sold	Number of Ordinary Shares Beneficially Owned after this Offering
Names And Addresses	Number	Number (1)		Percentage (2)	Number (3)	Number (4)	Percentage (2)
Alpine Partners (BVI), LP (5)	$2,000,000	80,889	(28)	*	354,167	—	*
Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B (6)	$2,500,000	203,080	(29)	*	442,708	101,969	*
Aristeia Capital, L.L.C. (7)	$5,500,000	752,683	(30)	2.7%	973,958	530,240	1.9%
Blackwell Partners LLC_Series B (8)	$600,000	142,242	(31)	*	265,625	81,575	*
BSMA Limited (9)	$2,000,000	121,676	(32)	*	354,167	40,787	*
Context Partners Master Fund, L.P. (10)	$5,000,000	202,222	(33)	*	885,417	—	*
Crown Managed Accounts SPC, acting for and on behalf of Crown/Linden Segregated Portfolio (11)	$66,000	345,322	(34)	1.2%	11,688	183,544	*
DKAERV SUB-FUND (12)	$6,000,000	242,666	(35)	*	1,062,500	—	*
Graham Credit Opportunities Ltd. (13)	$2,695,000	2,102,349	(36)	7.1%	477,240	1,111,464	3.7%
Graham Macro Strategic Ltd. (13)	$21,805,000	2,102,349	(36)	7.1%	3,861,302	1,111,464	3.7%
Highbridge Tactical Credit Institutional Fund, Ltd. (14)	$1,700,000	1,053,451	(37)	3.7%	301,042	689,452	2.4%
Highbridge Tactical Credit Master Fund, L.P. (14)	$7,300,000	1,053,451	(37)	3.7%	1,292,708	689,452	2.4%
Hudson Bay Capital Structure Opportunities Master Fund Ltd. (15)	$1,376,000	161,777	(38)	*	243,667	—	*
Hudson Bay Master Fund Ltd. (15)	$2,624,000	161,777	(38)	*	464,667	—	*
Jump Trading Credit Ltd. (16)	$4,000,000	284,140	(39)	1.0%	708,333	122,363	*
KASAD 2, L.P. (8)	$600,000	142,242	(31)	*	265,625	81,575	*
Funds Managed by Lazard Asset Management LLC (17)	$7,000,000	283,110	(40)	1.0%	1,239,583	—	*
Linden Capital L.P. (18)	$3,853,000	345,322	(34)	1.2%	682,302	183,544	*
Maven Investment Partners US Limited (19)	$1,500,000	60,666	(41)	*	265,625	—	*
Moore Global Investments, LLC (20)	$11,060,000	447,314	(42)	1.6%	1,958,542	—	*
PCH Manager Fund, SPC. solely on behalf of and for the account of Segregated Portfolio 214 (11)	$81,000	345,322	(34)	1.2%	14,344	183,544	*
Point72 Associates, LLC (21)	$23,000,000	1,754,321	(43)	6.0%	4,072,917	824,102	2.8%
Silverback Master Fund Limited (8)	$300,000	142,242	(31)	*	265,625	81,575	*
Skaana Partners LP (22)	$2,500,000	203,080	(44)	*	442,708	101,969	*
Tenor Opportunity Master Fund, Ltd. (23)	$1,000,000	125,770	(45)	*	177,083	85,325	*
Transcend Partners LLC (24)	$6,000,000	242,666	(46)	*	1,062,500	—	*
Two Sigma Horizon Portfolio, LLC (25)	$7,000,000	385,079	(47)	1.4%	1,239,583	101,969	*
Wolverine Asset Management, LLC (26)	$4,000,000	162,755	(48)	*	708,333	978	*
Funicular Funds, LP (27)	$5,000,000	202,222	(49)	*	885,417	—	*

(1)	Assumes a Conversion Rate of 39.2425 and includes accrued interest on the Notes through the date hereof. Does not reflect any limitations on conversion described under “Description of Notes—Conversion Rights—Restricted Ownership Percentage”.

(2)	Calculated based on 27,578,506 ordinary shares outstanding as of September 22, 2026. In calculating this amount, we treated as outstanding the number of ordinary shares issuable upon conversion or exercise of derivative securities beneficially owned by a particular holder, in each case using the conversion rate in effect as of the date hereof. However, we did not assume the conversion or exercise of derivative securities which are not beneficially owned by such holder. Does not reflect any limitations on conversion described under “Description of Notes—Conversion Rights—Restricted Ownership Percentage” (or any similar limitation on any other securities beneficially owned by the selling securityholder or its affiliates).

(3)	Includes ordinary shares issuable upon conversion of the Notes. Assumes conversion of the full amount of Notes held by the selling securityholder at the rate of 125.0000 ordinary shares per $1,000 in principal amount of the Notes, including all interest accrued under the Notes if held until the June 15, 2031 maturity date, and assuming interest is paid in shares to the maximum extent permissible as described in “Description of Notes—Method of Payment of Interest” in the prospectus. This represents the theoretical maximum number of ordinary shares issuable upon conversion of the Notes, disregarding the effects of any events that result in an adjustment to the conversion rate. The conversion rate and the number of ordinary shares issuable upon conversion of the Notes may be adjusted under circumstances described under “Description of Notes—Conversion Rights” in the prospectus. Accordingly, the number of ordinary shares issuable upon conversion of the Notes may increase or decrease from time to time. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the Notes, as described under “Description of Notes—Conversion Rights” in the prospectus. Does not reflect any limitations on conversion described under “Description of Notes—Conversion Rights—Restricted Ownership Percentage” in the prospectus.

(4)	Assumes that the selling securityholder has sold all the ordinary shares offered for sale under this prospectus supplement. Does not reflect any limitations on conversion with respect to the June Notes substantially similar to that which is described under “Description of Notes—Conversion Rights—Restricted Ownership Percentage” in the prospectus (or any similar limitation with respect to any other derivative securities held by the selling securityholder or its affiliates).

(5)	The business address of Alpine Partners (BVI), LP is c/o Alpine Global Management, 140 Broadway, 38th Floor, New York, NY 10005. Alpine Global Management, LLC is the general partner and investment adviser of Alpine Partners (BVI), L.P.

(6)	The business address of Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B is c/o Ayrton Capital LLC, 55 Post Road West, 2nd Floor, Westport, CT 06880. Ayrton Capital LLC, the investment manager to Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, has discretionary authority to vote and dispose of the securities held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and may be deemed to be the beneficial owner of these securities. Waqas Khatri, in his capacity as Managing Member of Ayrton Capital LLC, may also be deemed to have investment discretion and voting power over such securities held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Ayrton Capital LLC and Mr. Khatri each disclaim any beneficial ownership of such securities.

(7)	Securities are held by each of Aristeia Master, L.P., ASIG International Limited, Blue Peak Limited and DS Liquid Div RVA ARST LLC (collectively, the “Aristeia Funds”). The address for each of the Aristeia Funds is c/o Aristeia Capital, L.L.C., One Greenwich Plaza, Suite 300, Greenwich, CT 06830. Aristeia Capital, L.L.C. and Aristeia Advisors, L.L.C. (collectively, “Aristeia”) may be deemed to be the beneficial owners of the securities held by such funds. Aristeia has voting and investment control with respect to such securities. Anthony M. Frascella and William R. Techar are the co-Chief Investment Officers of Aristeia. Each of Aristeia and such individuals disclaims beneficial ownership of such securities except to the extent of its or his direct or indirect economic interest in the funds.

(8)	The business address of Blackwell Partners LLC_Series B, KASAD 2, L.P. and Silverback Master Fund Limited is Silverback Asset Management, LLC, 555 S. Mangum Street, Suite 910, Durham, NC 27701. Robert Barron is the Chief Investment Officer of Silverback Asset Management, LLC, the investment manager of Blackwell Partners LLC_Series B, KASAD 2, L.P. and Silverback Master Fund Limited.

(9)	The business address of BSMA Limited is c/o BlueCrest Capital Management (New York) LP, 31st Floor, 450 Park Avenue, New York, NY 10022, USA. BSMA Limited, a Cayman Islands exempted limited company, is the beneficial owner. The ultimate beneficial owner of BSMA Limited is Michael Platt. BSMA Limited is managed by BlueCrest Capital Management Limited. Jonathan Airey and Michael Bell are the directors of BSMA Limited but have no beneficial ownership of that entity and disclaim beneficial ownership of its holdings.

(10)	The business address of Context Partners Master Fund, L.P. is 7724 Girard Ave, Suite 300, La Jolla, CA 92037. Context Capital Management, LLC is the general partner and investment adviser of Context Partners Master Fund, L.P.

(11)	The business address of Crown Managed Accounts SPC acting for and on behalf of Crown/Linden Segregated Portfolio and PCH Manager Fund, SPC. solely on behalf of and for the account of Segregated Portfolio 214 is c/o Linden Advisors LP, 590 Madison Ave, 32nd Floor, New York, NY 10022. Linden Advisors LP and Mr. Siu Min (Joe) Wong share voting and dispositive power with respect to these securities. Linden Advisors LP is an investment manager with respect to these securities, and Mr. Wong is the principal owner and controlling person of Linden Advisors LP.

(12)	The business address of DKAERV SUB-FUND is 20 Kildare Street, 5th Floor | Dublin 2 D02 T3V7 Ireland. Anthony A. Yoseloff has voting and dispositive control over the securities held by DKAERV SUB-FUND and disclaims any beneficial ownership of the securities held by the foregoing entity except to the extent of any pecuniary interest therein.

(13)	The business address of Graham Credit Opportunities Ltd. and Graham Macro Strategic Ltd. is c/o Graham Capital Management, L.P., Legal Department, 40 Highland Avenue, Rowayton, CT 06853. Graham Capital Management, L.P. (“GCM”) is the investment adviser of Graham Credit Opportunities Ltd. and Graham Macro Strategic Ltd. The general partner of GCM is KGT GP LLC, a Delaware limited liability company, of which Kenneth G. Tropin is the President and ultimate sole owner and KGT, Inc a Delaware corporation, is the manager. Mr. Tropin is also the President and ultimate sole owner of KGT, Inc. Mr. Tropin exercises voting and dispositive powers over such securities on behalf of GCM.

(14)	Highbridge Capital Management, LLC is the trading manager of Highbridge Tactical Credit Master Fund, L.P. and Highbridge Tactical Credit Institutional Fund, Ltd. Highbridge Tactical Credit Master Fund, L.P. and Highbridge Tactical Credit Institutional Fund, Ltd. disclaim beneficial ownership over these securities. The address of Highbridge Capital Management, LLC is 390 Madison Avenue, 28th FL., New York, NY 10017, and the address of Highbridge Tactical Credit Master Fund, L.P. and Highbridge Tactical Credit Institutional Fund, Ltd. is c/o Maples Corporate Services Limited #309 Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(15)	The business address of Hudson Bay Master Fund Ltd. and Hudson Bay Capital Structure Opportunities Master Fund Ltd. is 290 Harbor Drive, 3rd Floor, Stamford, CT 06902. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd. and Hudson Bay Capital Structure Opportunities Master Fund Ltd., has voting and investment power over the securities held by Hudson Bay Master Fund Ltd. and Hudson Bay Capital Structure Opportunities Master Fund Ltd. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd., Hudson Bay Capital Structure Opportunities Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

(16)	Jump Trading Credit Ltd. (“JTC”) is a Cayman Islands exempted company which is wholly owned by Jump Trading Holdings, LLC (“JTH”). All of the voting interests in JTH are held by Jump Financial, LLC (“Jump Financial”). Jump Financial is ultimately jointly controlled by William DiSomma and Paul Gurinas. As a result, Mr. DiSomma and Mr. Gurinas may be deemed to beneficially own the securities held by JTC. The business address of each of JTC, JTH, Jump Financial, Mr. DiSomma, and Mr. Gurinas is 600 West Chicago Ave., Suite 600, Chicago, IL 60654. JTC is an affiliate of one or more broker-dealers and has represented to us that (1) it purchased the securities in the ordinary course of business and (2) at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(17)	Notes are held by Franklin K2 Alternative Strategies Fund; Lazard Enhanced Opportunities Portfolio; JNL Multi Manager Alternative Fund, a sub-fund of JNL Series Trust; PACE Select Advisors Trust – PACE Alternative Strategies Investments; Lazard Converts Absolute Return, LP (LCAE); Lazard Converts Absolute Return, LP (LCAR); Lazard Rathmore Converts LP (QIC); Franklin Templeton Investment Funds – Franklin K2 Alternative Strategies Fund; Lazard Rathmore Alternative Fund; Lazard Rathmore Absolute Return Fund; and Lazard Rathmore Plus Master Fund, LP (each, a “Holder”). Each Holder is an affiliate of one or more broker-dealers and has represented to us that (1) it purchased the securities in the ordinary course of business and (2) at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Lazard Asset Management LLC, a Delaware limited liability company (“LAM”), serves as investment adviser to each Holder and holds voting and investment power over the securities. LAM is indirectly controlled by Lazard, Inc., a Delaware corporation whose common stock is listed on the New York Stock Exchange (NYSE: LAZ). Each Holder disclaims beneficial ownership of these securities.

The business address of each Holder is c/o Lazard Asset Management LLC, 30 Rockefeller Plaza, 56th Floor, Attn: Legal Department, New York, NY 10112, except: Lazard Rathmore Alternative Fund, 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland; Franklin Templeton Investment Funds – Franklin K2 Alternative Strategies Fund, 8A, rue Albert Borschette, L-1246 Luxembourg, Luxembourg; and Lazard Rathmore Absolute Return Fund and Lazard Rathmore Plus Master Fund, LP, Cricket Square, Hutchins Drive, Grand Cayman KY1-1111, Cayman Islands. LAM’s address is 30 Rockefeller Plaza, New York, NY 10112.

(18)	The business address of Linden Capital L.P. is c/o Linden Advisors LP, 590 Madison Ave, 32nd Floor, New York, NY 10022. Linden Capital L.P., Linden Advisors LP, Linden GP LLC and Mr. Siu Min (Joe) Wong share voting and dispositive power with respect to the securities held by Linden Capital L.P. Linden Advisors LP is the investment manager, and Linden GP LLC is the general partner, of Linden Capital L.P. Mr. Wong is the principal owner and controlling person of Linden Advisors LP and Linden GP LLC.

(19)	The business address of Maven Investment Partners US Limited is 825 Third Avenue, Suite 2900, New York, NY 10022. Ronald Powers has voting and dispositive control over the securities held by Maven Investment Partners US Limited and may be deemed to be the beneficial owner of the securities held by Maven Investment Partners US Limited. Maven Investment Partners US Limited is an affiliate of one or more broker-dealers and has represented to us that (1) it purchased the securities in the ordinary course of business and (2) at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(20)	The business address of Moore Global Investments, LLC (“MGI LLC”) is c/o Moore Capital Management, LP, Moore Global Investments, LLC, 11 Times Square, New York, NY 10036. Moore Capital Management, LP, the investment manager of MGI LLC, has voting and investment control of the securities held by MGI LLC. Mr. Louis Moore Bacon controls the general partner of Moore Capital Management, LP and may be deemed the beneficial owner of the securities of the Company held by MGI LLC. Mr. Bacon also is the indirect majority owner of MGI LLC. Each of Moore Capital Management, LP and Mr. Bacon disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(21)	The business address of Point72 Associates, LLC is Point72 Asset Management, L.P., 72 Cummings Point Road, Stamford, CT 06902. Point72 Asset Management, L.P. maintains investment and voting power with respect to the securities held by certain investment funds it manages, including Point72 Associates, LLC. Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management, L.P. Mr. Steven A. Cohen controls each of Point72 Asset Management, L.P. and Point72 Capital Advisors, Inc. By reason of the provisions of Rule 13d-3 of the Exchange Act, each of Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., and Mr. Cohen may be deemed to beneficially own the securities directly held by Point72 Associates, LLC reflected herein. Each of Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., and Mr. Cohen disclaims beneficial ownership of any such securities.

(22)	The business address of Skaana Partners LP (“Skaana”) is 921 President Street, Brooklyn, NY 11215. Skaana is a limited partnership. Its general partner is Skaana Partners GP, LLC, which in turn is managed by Daniel Katzner. Mr. Katzner has voting and dispositive power over the securities held of record by Skaana.

(23)	The business address of Tenor Opportunity Master Fund, Ltd. is c/o Tenor Capital Management Company, L.P., 810 Seventh Avenue, Suite 1905, New York, NY 10019. Tenor Capital Management Company, L.P. serves as the investment adviser for Tenor Opportunity Master Fund, Ltd. and therefore may be deemed to share voting and investment power with respect to these securities in such capacity. Tenor Management GP, LLC is the general partner of Tenor Capital Management Company, L.P., and Robin R. Shah is the sole managing member of Tenor Management GP, LLC. As such, Mr. Shah may be deemed to have beneficial ownership over the securities.

(24)	The business address of Transcend Partners LLC is 3972 Happy Valley Road, Lafayette, CA 94549. Malcolm Fairbairn, the Chief Investment Officer of Transcend Partners LLC, has voting and dispositive power of the securities held by Transcend Partners LLC.

(25)	The business address of Two Sigma Horizon Portfolio, LLC is Two Sigma Investments, LP, 100 Avenue of the Americas, 16th Floor, New York, NY 10013. Two Sigma Horizon Portfolio, LLC is an affiliate of one or more broker-dealers and has represented to us that (1) it purchased the securities in the ordinary course of business and (2) at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(26)	The business address of Wolverine Asset Management, LLC is 175 West Jackson Boulevard, Suite 340, Chicago, Illinois 60604. Based on information provided to the Company by the Selling Securityholder, Wolverine Asset Management, LLC is the investment manager of Wolverine Flagship Fund Trading Limited, a Cayman Islands-based fund, and has voting and investment power over the securities held by Wolverine Flagship Fund Trading Limited. Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Holdings, LLC, which is the sole member and manager of Wolverine Asset Management, LLC. Each of Robert R. Bellick and Christopher L. Gust, Wolverine Holdings, LLC and Wolverine Asset Management, LLC disclaims beneficial ownership of these securities. Wolverine Asset Management, LLC is an affiliate of one or more broker-dealers and has represented to us that (1) it purchased the securities in the ordinary course of business and (2) at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(27)	The business address of Funicular Funds, LP is 601 California Street, Suite 1151, San Francisco CA 94108. Cable Car Capital, LP, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital, LP, may each be deemed to have voting or investment control over the securities.

(28)	Consists of 80,889 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).

(29)	Consists of (i) 101,111 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 101,969 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(30)	Consists of (i) 222,443 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 530,240 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(31)	Consists of (i) 60,666 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 81,575 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(32)	Consists of (i) 80,889 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 40,787 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(33)	Consists of 202,222 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).

(34)	Consists of (i) 161,777 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 183,544 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(35)	Consists of 242,666 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).

(36)	Consists of (i) 990,885 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 1,111,464 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(37)	Consists of (i) 363,999 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) (ii) 489,452 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026) (not including 32,630 ordinary shares underlying the June Notes held by a fund managed by Highbridge Capital Management which is not a selling securityholder in this offering) and (iii) 200,000 ordinary shares underlying the Company's outstanding Series C Warrants.

(38)	Consists of 161,777 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).

(39)	Consists of (i) 161,777 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 122,363 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(40)	Consists of 283,110 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).

(41)	Consists of 60,666 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).

(42)	Consists of 447,314 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).

(43)	Consists of (i) 930,219 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) (ii) 713,784 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026), and (iii) 110,318 in ordinary shares held outright.

(44)	Consists of (i) 101,111 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 101,969 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(45)	Consists of (i) 40,445 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) (ii) 81,575 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026) and (iii) 3,750 ordinary shares underlying the Company's outstanding warrants.

(46)	Consists of 242,666 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).

(47)	Consists of (i) 283,110 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 101,969 ordinary shares underlying the June Notes (including accrued and unpaid interest as of December 14, 2026).

(48)	Consists of 161,777 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026) and (ii) 978 ordinary shares underlying the Company's outstanding warrants.

(49)	Consists of 202,222 ordinary shares underlying the Notes (including accrued and unpaid interest as of December 14, 2026).